SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549




                                  FORM 11-K



     [X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 1996

                                      OR

     [ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

        For the transition period from       to
        Commission file number 1-4682

     A. Full title of the plan, if different from that of the issuer named below:

                         THOMAS & BETTS CORPORATION
                         EMPLOYEES' INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Thomas & Betts Corporation
                         1555 Lynnfield Road
                         Memphis, Tennessee 38119





                         THOMAS & BETTS CORPORATION
                         EMPLOYEES' INVESTMENT PLAN


                                   INDEX

     Financial Statements and Exhibit                              Page No.

     Financial Statements:
          Statement of Financial Condition -
          Combined Funds - December 31, 1996 and 1995.                3

          Statement of Income and Changes in
          Plan Equity - Combined Funds - Years
          Ended December 31, 1996, 1995, and 1994.                    5

          Notes to Financial Statements                               6

          Schedules (1996 Information Only):

               Schedule 1                                            25
               Schedule 2                                            26

          Independent Auditors' Report                               27

     Signatures                                                      28

     Exhibit:
          Auditors' Consent                                          29




                        THOMAS & BETTS CORPORATION
                        EMPLOYEES' INVESTMENT PLAN
                     STATEMENT OF FINANCIAL CONDITION
                              COMBINED FUNDS

December 31                                            1996           1995
PLAN ASSETS

Investments at fair value:
  Common stock of Thomas & Betts Corporation
     (cost $6,720,066 and $5,136,945 in 1996
     and 1995, respectively)                      $  8,722,214    $ 6,047,315
  VMMR Federal Portfolio (cost approximates
     fair value)                                    26,480,113     25,190,737
  Vanguard Short-Term Federal Bond Fund
     (cost $1,607,919 and $1,378,626 in 1996
     and 1995, respectively)                         1,596,835      1,382,639
  Vanguard Index 500 Portfolio (cost
     $13,975,150 and $9,190,813 in 1996 and
     1995, respectively)                            18,302,565     11,674,769
  Vanguard U.S. Growth Fund (cost $12,351,807
     and $8,092,840 in 1996 and 1995,
     respectively)                                  15,492,625     10,222,178
  Vanguard Wellington Fund (cost $22,475,964
     and $14,058,953 in 1996 and 1995,
     respectively)                                  25,644,550     16,627,068
  Intermediate U.S. Treasury Bond Fund (cost
     $990,458 and $646,753 in 1996 and 1995,
     respectively)                                     985,252        683,626
  International Growth Portfolio (cost
     $2,736,269 and $1,221,697 in 1996 and
     1995, respectively)                             2,908,313      1,283,694
  Vanguard Windsor Fund (cost $528,857)                581,081              -
  Vanguard Windsor II Fund (cost $3,492,544)         3,859,945              -
  Vanguard Index Small Cap Portfolio
     (cost $523,475)                                   565,128              -

  Employee Loan Fund                                 3,512,970      2,737,765
                                                   -----------     ----------
  Total Investments at fair value                  108,651,591     75,849,791

Investments at contract value:
  Vanguard Investment Contract Trust (cost
     $1,556,422)                                     1,556,422              -
                                                   -----------     ----------
  Total Investments                                110,208,013     75,849,791

Employee loan payments receivable                      129,127        101,748
Receivable from Thomas & Betts Corporation:
  Employees' contributions                             668,835        426,926
  Employer's contributions                             320,774        200,237
                                                   -----------     ----------

  Total Receivables                                  1,118,736        728,911
                                                   -----------     ----------
TOTAL ASSETS                                      $111,326,749    $76,578,702
                                                   ===========     ==========
PLAN EQUITY
Plan equity - including net unrealized
     appreciation (depreciation) of
     investments                                  $111,326,749    $76,578,702
                                                  ============    ===========


See accompanying notes to financial statements.




                       THOMAS & BETTS CORPORATION
                       EMPLOYEES' INVESTMENT PLAN
             STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                             COMBINED FUNDS

Years ended December 31                     1996         1995         1994

Investment Income:
  Dividends on Thomas & Betts
  Corporation common stock              $  200,661   $  203,116   $  164,767

  Interest and other dividends           5,433,239    3,265,070    2,257,827
                                       -----------   ----------   ----------
                                         5,633,900    3,468,186    2,422,594

Net realized gain (loss) on sales
  of investments                           945,121      998,488       (5,846)

Unrealized appreciation (depreciation)
  of investments                         6,726,610    7,655,628      (94,267)

Contributions:
  Employees                             10,658,817    7,141,340    6,467,676
  Employer                               4,051,854    2,820,890    2,728,759
  Assets received from plan mergers     19,981,613            -            -
                                       -----------   ----------   ----------
                                        34,692,284    9,962,230    9,196,435


Administrative expenses                    (83,488)     (58,319)     (54,185)
Withdrawals, distributions and
  forfeitures                          (13,166,380)  (8,004,761)  (6,765,000)
                                       -----------   ----------   ----------
Income and changes in plan equity
  for the year                          34,748,047   14,021,452    4,699,731

Plan equity at beginning of year        76,578,702   62,557,250   57,857,519
                                       -----------   ----------   ----------
Plan equity at end of year            $111,326,749  $76,578,702  $62,557,250
                                       ===========   ==========   ==========


See accompanying notes to financial statements.




                         THOMAS & BETTS CORPORATION
                         EMPLOYEES' INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS

1. The accompanying financial statements have been prepared on an accrual basis. The Plan's investments are stated at fair value except for its investment contract which is valued at contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Corporation's stock is valued at its quoted market price. Employee loans are valued at cost which approximates fair value. Security transactions are recorded on the trade date, and dividend income is recorded on the ex-dividend date.

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

    The Vanguard Group has been designated by the Retirement Plans Committee as the plan trustee.

2. On April 4, 1984, the Board of Directors of the Corporation adopted the Employees' Investment Plan in which eligible employees may elect to participate by authorizing a withholding of an amount equal to 1%, 2%, 3%, 4% or 5% of compensation as a basic contribution to the Plan. The Corporation contributes 75% of the first 3% and 50% of the remaining 2% of each participating employee's basic contribution.

    Each employee who has authorized a basic contribution at the maximum rate of 5% of compensation may authorize a "supplemental contribution" of 1% to 10% of compensation. The Corporation does not make any matching contributions with respect to the amount of supplemental contributions made by the employees.

    During 1996, four new funds, Vanguard Windsor Fund, Vanguard Windsor II Fund, Vanguard Index Small Cap Portfolio and Vanguard Investment Contract
    Trust, were added to the Employees' Investment Plan.   Assets of the
    plan are invested in the following funds.

    (1) The Thomas & Betts Stock Fund's assets are invested in common stock of Thomas & Betts Corporation.

    (2) The Vanguard Money Market Reserves - Federal Portfolio invests in short-term securities that are guaranteed or backed by the U.S. Government and its agencies.

    (3) The Vanguard Short-Term Federal Bond Fund invests in bonds issued by the U.S. Government and agency obligations.

    (4) The Vanguard Index 500 Portfolio invests in the common stock of major corporations, with the view to achieve a return on investments equal to the Standard & Poor's 500 index.

    (5) The Vanguard World Fund - U.S. Growth Portfolio invests in high-quality, established growth stocks of companies based in the United States.

    (6) The Vanguard Wellington Fund is a balanced fund that invests in common stocks (with emphasis on "blue chip" stocks), corporate bonds, U.S. Government securities and preferred stock.

    (7) The Intermediate U.S. Treasury Bond Fund invests in either corporate debt securities or securities issued by the U.S. Government which mature in five to twelve years.

    (8) The International Growth Portfolio invests in the stocks of companies located outside the United States.

    (9) The Vanguard Windsor Fund invests in common stocks with relatively low price/earnings ratios and meaningful income yields. The fund may also invest in preferred stocks, fixed-income securities, convertible securities, and money-market instruments.

    (10) The Vanguard Windsor II Fund invests in undervalued, income-producing stocks, characterized by above-average income yields and below-average price/earnings ratios relative to the stock market.

    (11) The Vanguard Index Small Cap Portfolio invests in the common stocks of smaller companies, with the view to achieve a return on investments equal to the Russell 2000 index.

    (12) The Vanguard Investment Contract Trust is a tax-exempt collective trust fund that invests in investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments.

    On January 1, 1990 the Corporation established a Loan Fund allowing participants in the Employees' Investment Plan with vested account balances of at least $2,000 to borrow directly from their savings. Participants may borrow up to 50% of their vested account balance or a maximum of $50,000 for a period of 1 to 5 years. The minimum loan amount allowed is $1,000. The interest rate charged is set at the prime rate plus 1% on the last day of the month in which the loan is approved. This rate does not change for the life of the loan. Loan repayments, both principal and interest, are deposited into the participants' investment fund(s) based on the allocation designated at the time of repayment.

    Each participating employee may direct basic and supplemental contributions in any one or more of the investment funds set up under the Plan, except for the Vanguard Windsor Fund, Vanguard Windsor II Fund, Vanguard Index Small Cap Portfolio and the Vanguard Investment Contract Trust. These funds existed in the Eagle Savings Plan. When Thomas & Betts Corporation acquired Amerace Corporation, a subsidiary of Eagle Corporation, the balances in these funds pertaining to Amerace employees were transferred into the Thomas & Betts Corporation Employees' Investment Plan.

    However, as of the date of transfer into the Employees' Investment Plan no contribution may be allocated to these funds. The funds will be closed after existing contributions contained in these funds are distributed to participants or transferred to the funds previously existing in the Employees' Investment Plan. The Corporation's contribution is allocated among the funds in the same proportion as the employee's basic contribution. Each employee may change the amount and allocation of his or her contribution or reallocate existing balances among funds by notifying The Vanguard Group by phone on any business day. Changes are generally effective on the following business day.

3. During 1996 the Corporation amended the Plan to provide for (i) the participation in the Plan of eligible employees of E.K. Campbell Company;
    (ii) the participation in the Plan of certain employees of Amerace and certain of its subsidiaries; (iii) the merger of the Amerace Capital Accumulation Plan with and into the Plan; (iv) the transfer of certain assets and liabilities from the Eagle Savings Plan to the Plan; and
    (v) credit for eligibility and vesting purposes for service completed with Bowers. The amendments resulted in $19,981,613 of assets received from Plan mergers during 1996.

    The Plan was also amended for forfeitures with respect to any participant who is not 100% vested when he/she separates from service. If a participant's vested accrued benefit is not distributed to him/her in an immediate lump sum distribution, the nonvested portion of his/her Corporation contribution account shall be forfeited as follows: (i) The nonvested portion of a participant's accrued benefit, for any participant who separates from service on or after July 1, 1996, shall be forfeited when he/she incurs a five-year period of separation of service. If the participant is reemployed before the five-year period of separation ends, he/she will continue to vest starting at the point where he/she left employment; (ii) Any participant separated from service on or after January 1, 1989 and before July 1, 1996 but reemployed on or after July 1, 1996 and before incurring a five-year period of separation of service shall have his/her nonvested portion of his/her accrued benefit (adjusted for earnings or losses) restored. If the participant was reemployed before July 1, 1996 and before incurring a five-year period of separation of service and the nonvested portion of his/her accrued benefit was restored, any earnings attributed to such nonvested accrued benefit shall also be restored. The forfeiture amendment did not have a material effect on the net assets of the Plan.

4.  The following table presents investments at December 31, 1996 and 1995.

                                   1996                           1995
                                 Number of                      Number of
                               shares/units                   shares/units
                               or principal         Fair      or principal        Fair
                                  Amount            Value        amount           Value

Investments at fair
 value as determined by
 quoted market price:
 Thomas & Betts
    common stock                    592,945    $  8,722,214        81,997      $ 6,047,315
 Vanguard Wellington
    Fund                            980,671      25,644,550       684,082       16,627,068
 Vanguard Index 500
    Portfolio                       264,641      18,302,565       202,687       11,674,769
 Vanguard U.S. Growth
    Fund                            652,596      15,492,625       502,318       10,222,178
 International Growth
    Portfolio                       176,690       2,908,313        85,466        1,283,694
 Vanguard Windsor Fund               35,026         581,081             -                -
 Vanguard Windsor II Fund           161,978       3,859,945             -                -
 Vanguard Index Small
    Cap Portfolio                    27,935         565,128             -                -

Investments at contract value:
 Vanguard Investment
    Contract Trust                1,556,442       1,556,422             -                -

Investments at estimated fair
 value:
 VMMR Federal Portfolio          26,480,113      26,480,113    25,190,737       25,190,737
 Intermediate U.S.
    Treasury Bond Fund               94,554         985,252        62,833          683,626
 Vanguard Short-Term
    Federal Bond Fund               157,946       1,596,835       134,892        1,382,639

 Participant Loans                3,512,970       3,512,970     2,737,765        2,737,765
                                                -----------                     ----------

    Total investments                          $110,208,013                    $75,849,791
                                                ===========                     ==========




    During the years ended December 31, 1996, 1995 and 1994, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in value by $7,671,731, $8,654,116 and $(100,113), respectively, as follows:


                                              1996         1995        1994

   Thomas & Betts common stock            $1,407,153   $  622,697  $ 617,896
   Vanguard Short-Term Federal Bond Fund     (15,959)      79,672    (96,720)
   Vanguard Index 500 Portfolio            2,526,307    2,620,388   (147,909)
   Vanguard U.S. Growth Fund               1,771,567    2,113,843    147,795
   Vanguard Wellington Fund                1,358,403    3,073,893   (565,510)
   Intermediate U.S. Treasury Bond Fund      (40,587)      50,163    (10,181)
   International Growth Portfolio            158,886       93,460    (35,484)
   Vanguard Windsor Fund                      57,288            -          -
   Vanguard Windsor II Fund                  396,676            -          -
   Vanguard Index Small Cap Portfolio         51,997            -          -
                                            ---------    ---------   --------
   Net appreciation (depreciation)
     In fair value                        $7,671,731   $8,654,116  $(100,113)
                                          ==========   ==========  =========



5. Investment programs of the Plan are participant-directed. Net assets available for benefits at December 31, 1996 and 1995, and changes in net assets available for benefits by investment fund for the years ended December 31, 1996, 1995 and 1994 are as follows:


                                                  1996
                          NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                   T&B        VMMR                 Vanguard                              Vanguard    Vanguard
                                  Stock      Federal    Vanguard    Federal    Vanguard    Vanguard       Growth       Index
                                   Fund     Portfolio   Windsor      Bond     Windsor II   Index 500       Fund      Small Cap

Investments at fair value      $8,722,214  $26,480,113  $581,081  $1,596,835  $3,859,945  $18,302,565  $15,492,625   $565,128
Investments at contract value           -            -         -           -           -            -            -          -


Employee loan payments
      receivable                   10,334       45,895         -       2,206           8       22,477       17,026          -

Receivable from Thomas &
Betts Corporation:

  Employees' Contributions         74,722      138,720         -      16,473           -      127,165      104,124          -
  Employer's Contributions         37,064       71,462         -       8,227           -       58,228       47,610          -
                               ----------  -----------  --------  ----------  ----------  -----------  -----------   --------
                                  111,786      210,182         -      24,700           -      185,393      151,734          -
                               ----------  -----------  --------  ----------  ----------  -----------  -----------   --------

Net assets available for
benefits                       $8,844,334  $26,736,190  $581,081  $1,623,741  $3,859,953  $18,510,435  $15,661,385   $565,128
                               ==========  ===========  ========  ==========  ==========  ===========  ===========   ========


                                              1996
              NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)

                                Vanguard    Intermediate   Investment  International
                               Wellington   U.S. Treasury   Contract      Growth       Employee
                                  Fund          Bond          Trust     Portfolio      Loan Fund     Total

Investments at fair value     $25,644,550    $  985,252             -   $2,908,313     $3,512,970    $108,651,591
Investments at contract
  value                                 -             -    $1,556,422            -              -       1,566,422

Employee loan payments
receivable                         27,521           704             -        2,956              -         129,127

Receivable from Thomas &
Betts Corporation:

  Employees' Contributions        163,942         9,707             -       33,982              -         668,835
  Employer's Contributions         77,454         5,078             -       15,651              -         320,774
                              -----------    ----------    ----------   ----------     ----------    ------------
                                  241,396        14,785             -       49,633              -         989,609
                              -----------    ----------    ----------   ----------     ----------    ------------

Net assets available for
  benefits                    $25,913,467    $1,000,741    $1,556,422   $2,960,902     $3,512,970    $111,326,749
                              ===========    ==========    ==========   ==========     ==========    ============


                                          1996
             CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                   T&B        VMMR                  Vanguard                             Vanguard   Vanguard
                                  Stock      Federal    Vanguard    Federal    Vanguard   Vanguard        Growth     Index
                                   Fund     Portfolio    Windsor     Bond     Windsor II  Index 500        Fund     Small Cap
Investment Income:
  Interest & other dividends   $  200,661  $ 1,264,579  $ 57,119  $   82,441  $  275,744  $   352,051  $ 1,077,753  $ 45,108

Net appreciation
(depreciation) in fair value
of investments                  1,407,153            -    57,288     (15,959)    396,676    2,526,307    1,771,567    51,997

Contributions:
  Employees                     1,156,048    2,022,680         -     307,223           -    2,264,610    1,635,767         -
  Employer                        444,723      914,766         -     109,032           -      730,676      580,098         -
  Assets received from plan
  mergers                         279,387    3,117,580   555,811     143,709   3,723,237    1,870,627      784,754   630,497
                               ----------  -----------  --------  ----------  ----------  -----------  -----------  --------
Total addition                  3,487,972    7,319,605   670,218     626,446   4,395,657    7,744,271    5,849,939   727,602

Administrative expenses            (8,289)     (33,644)     (579)     (1,905)     (2,392)      (8,686)      (6,953)     (733)

Withdrawals, distributions
 and forfeitures                 (500,499)  (4,075,277)  (44,248)   (257,210)   (392,795)  (1,635,577)  (1,709,641)  (96,212)

Transfers in (out), net          (260,841)  (1,896,300)  (44,310)   (147,199)   (140,517)     620,089    1,213,158   (65,529)

Net increase                    2,718,343    1,314,384   581,081     220,132   3,859,953    6,720,097    5,346,503   565,128

Net assets available for plan
benefits:

 Beginning of year              6,125,991   25,421,806         -   1,403,609           -   11,790,338   10,314,882         -
                               ----------  -----------  --------  ----------  ----------  -----------  -----------  --------
 End of year                   $8,844,334  $26,736,190  $581,081  $1,623,741  $3,859,953  $18,510,435  $15,661,385  $565,128
                               ==========  ===========  ========  ==========  ==========  ===========  ===========  ========


                                        1996
  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)

                               Vanguard    Intermediate   Investment   International
                              Wellington   U.S. Treasury   Contract     Growth         Employee
                                  Fund         Bond          Trust     Portfolio       Loan Fund       Total
Investment Income:
 Interest & other
 dividends                   $ 1,804,890   $   45,291     $   90,035   $  108,280     $  229,948   $  5,633,900

Net appreciation
(depreciation) in fair
 value investments             1,358,403      (40,587)             -      158,886              -      7,671,731

Contributions:
  Employees                    2,546,595      255,542              -      470,352              -     10,658,817
  Employer                     1,007,320       71,808              -      193,431              -      4,051,854
  Assets received from
  plan mergers                 6,431,281      231,792      1,818,410      394,528              -     19,981,613
                             -----------   ----------     ----------   ----------     ----------   ------------
Total additions               13,148,489      563,846      1,908,445    1,325,477        229,948     47,997,915

Administrative expenses          (16,032)        (893)        (1,292)      (2,057)           (33)       (83,488)

Withdrawals, distributions
 and forfeitures              (3,495,636)    (145,814)      (305,338)    (226,717)      (281,416)   (13,166,380)

Transfers in (out), net         (508,339)    (107,293)       (45,393)     555,768        826,706              -
                             -----------   ----------     ----------   ----------     ----------   ------------

Net increase                   9,128,482      309,846      1,556,422    1,652,471        775,205     34,748,047
                             -----------   ----------     ----------   ----------     ----------   ------------

Net assets available for
plan benefits:

  Beginning of year           16,784,985      690,895              -    1,308,431      2,737,765     76,578,702
                             -----------   ----------     ----------   ----------     ----------   ------------
 End of year                 $25,913,467   $1,000,741     $1,556,422   $2,960,902     $3,512,970   $111,326,749
                             ===========   ==========     ==========   ==========     ==========   ============


                                                  1995
                        NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                       T&B           VMMR        Vanguard                     Vanguard
                                      Stock        Federal        Federal      Vanguard        Growth
                                       Fund       Portfolio        Bond        Index 500        Fund
Investments at fair value          $6,047,315    $25,190,737    $1,382,639    $11,674,769   $10,222,178

Employee loan payments
receivable                              7,142         42,178         1,968         17,093        11,959

Receivable from Thomas &
Betts Corporation:

  Employees' contributions             48,001        125,002        12,685         68,009        56,438
  Employer's contributions             23,533         63,889         6,317         30,467        24,307
                                   ----------    -----------    ----------    -----------   -----------
                                       71,534        188,891        19,002         98,476        80,745
                                   ----------    -----------    ----------    -----------   -----------
Net assets available for
benefits                           $6,125,991    $25,421,806    $1,403,609    $11,790,338   $10,314,882
                                   ==========    ===========    ==========    ===========   ===========


                                            1995
            NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)

                                 Vanguard   Intermediate    International
                                Wellington  U.S. Treasury      Growth       Employee
                                   Fund          Bond         Portfolio     Loan Fund      Total
Investments at fair value      $16,627,068    $683,626      $1,283,694     $2,737,765   $75,849,791

Employee loan payments
receivable                          19,664         268           1,476         ----         101,748

Receivable from Thomas &
Betts Corporation:

  Employees' contributions          95,800       4,719          16,272         ----         426,926
  Employer's contributions          42,453       2,282           6,989         ----         200,237
                               -----------    --------      ----------     ----------   -----------
                                   138,253       7,001          23,261         ----         627,163
                               -----------    --------      ----------     ----------   -----------
Net assets available for
benefits                       $16,784,985    $690,895      $1,308,431     $2,737,765   $76,578,702
                               ===========    ========      ==========     ==========   ===========


                                            1995
             Changes In Net Assets Available For Benefits By Investment Fund

                                   T&B          VMMR        Vanguard                     Vanguard
                                  Stock       Federal        Federal      Vanguard        Growth
                                   Fund      Portfolio         Bond       Index 500        Fund
Investment Income:
Interest & other dividends     $  203,116   $ 1,463,539    $   85,380   $   259,632   $   411,517

Net appreciation
(depreciation) in fair value
of investments                    622,697       -----          79,672     2,620,388     2,113,843

Contributions:
  Employees                       826,184     2,021,155       243,059     1,086,722       934,421
  Employer                        366,157       788,843        96,705       415,725       391,765
                               ----------   -----------    ----------   -----------   -----------
Total additions                 2,018,154     4,273,537       504,816     4,382,467     3,851,546

Administrative expenses            (7,305)      (24,545)       (1,823)       (6,375)       (5,524)

Withdrawals, distributions
  and forfeitures                (588,646)   (3,850,636)     (272,021)   (1,129,924)     (410,261)
Transfers in (out), net        (1,231,724)     (830,574)     (291,482)      444,855       804,728
                               ----------   -----------    ----------   -----------   -----------

Net increase (decrease)           190,479      (432,218)      (60,510)    3,691,023     4,240,489
                               ----------   -----------    ----------   -----------   -----------
Net assets available for
plan benefits:

  Beginning of year             5,935,512    25,854,024     1,464,119     8,099,315     6,074,393
                               ----------   -----------    ----------   -----------   -----------
  End of year                  $6,125,991   $25,421,806    $1,403,609   $11,790,338   $10,314,882
                               ==========   ===========    ==========   ===========   ===========


                                        1995
  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)

                                  Vanguard     Intermediate   International
                                 Wellington   U.S. Treasury      Growth       Employee
                                    Fund          Bond         Portfolio     Loan Fund       Total
Investments Income:
  Interest & other dividends    $   807,034    $   28,881     $   34,233     $  174,854    $ 3,468,186

Net appreciation
(depreciation) in fair value
investments                       3,073,893        50,163         93,460         ----        8,654,116

Contributions:
  Employees                       1,660,955        90,134        278,710         ----        7,141,340
  Employer                          647,779        30,119         83,797         ----        2,820,890
                                -----------    ----------     ----------     ----------    -----------

Total additions                   6,189,661       199,297        490,200        174,854     22,084,532

Administrative expenses             (11,066)         (526)        (1,148)            (7)       (58,319)

Withdrawals, distributions
  and forfeitures                (1,212,158)      (33,694)       (86,873)      (420,548)    (8,004,761)

Transfers in (out), net             226,099       207,613        120,305        550,180         ----
                                -----------    ----------     ----------     ----------    -----------

Net increase (decrease)           5,192,536       372,690        522,484        304,479     14,021,452
                                -----------    ----------     ----------     ----------    -----------
Net assets available for
plan benefits:

  Beginning of year              11,592,449       318,205        785,947      2,433,286     62,557,250
                                -----------    ----------     ----------     ----------    -----------
  End of year                   $16,784,985    $  690,895     $1,308,431     $2,737,765    $76,578,702
                                ===========    ==========     ==========     ==========    ===========


                                                  1994
                         NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                  T&B          VMMR       Vanguard                  Vanguard
                                 Stock       Federal       Federal     Vanguard      Growth
                                  Fund      Portfolio       Bond       Index 500      Fund
Investments at fair value     $5,831,171   $25,523,561   $1,434,080   $7,976,642   $5,960,771

Employee loan payments
receivable                         9,042        40,070        1,850       12,433        9,825

Receivable from Thomas &
Betts Corporation:

  Employees' contributions        65,326       194,592       19,373       76,616       72,873
  Employer's contributions        29,973        95,801        8,816       33,624       30,924
                              ----------   -----------   ----------   ----------   ----------
                                  95,299       290,393       28,189      110,240      103,797
                              ----------   -----------   ----------   ----------   ----------
Net assets available for
benefits                      $5,935,512   $25,854,024   $1,464,119   $8,099,315   $6,074,393
                              ==========   ===========   ==========   ==========   ==========


                                           1994
            NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)

                               Vanguard    Intermediate    International
                              Wellington   U.S. Treasury    Growth        Employee
                                  Fund          Bond       Portfolio      Loan Fund       Total
Investments at fair value     $11,391,468     $312,465    $  765,900     $2,433,286   $61,629,344

Employee loan payments
receivable                         17,198          312         1,121         ----          91,851

Receivable from Thomas &
Betts Corporation:

  Employees' contributions        128,304        3,821        13,589         ----         574,494
  Employer's contributions         55,479        1,607         5,337         ----         261,561
                              -----------     --------    ----------     ----------   -----------
                                  183,783        5,428        18,926         ----         836,055
                              -----------     --------    ----------     ----------   -----------
Net assets available for
benefits                      $11,592,449     $318,205    $  785,947     $2,433,286   $62,557,250
                              ===========     ========    ==========     ==========   ===========


                                          1994
           Changes In Net Assets Available For Benefits By Investment Fund

                                    T&B          VMMR         Vanguard                     Vanguard
                                   Stock        Federal        Federal     Vanguard         Growth
                                    Fund       Portfolio         Bond      Index 500         Fund
Investment Income:
Interest & other dividends      $  164,767    $   882,486    $   83,621   $   241,692    $    69,195

Net appreciation
(depreciation) in fair value
of investments                     607,896         -----        (96,720)     (147,909)       147,795

Contributions:
  Employees                        645,742      2,174,075       202,901       965,051        810,453
  Employer                         282,918      1,037,664        85,260       377,961        330,178
                                ----------    -----------    ----------   -----------    -----------
Total additions                  1,701,323      4,094,225       275,062     1,436,795      1,357,621

Administrative expenses             (5,681)       (24,143)       (1,344)       (6,017)        (5,124)

Withdrawals, distributions
  and forfeitures                 (308,248)    (2,624,024)     (108,964)     (972,210)      (722,775)
Transfers in (out), net            614,594      6,241,031      (221,424)      398,476       (296,984)
                                ----------    -----------    ----------   -----------    -----------

Net increase (decrease)          2,001,988      7,687,089       (56,670)      857,044        332,738
                                ----------    -----------    ----------   -----------    -----------
Net assets available for
plan benefits:

  Beginning of year              3,933,524     18,166,935     1,520,789     7,242,271      5,741,655
                                ----------    -----------    ----------   -----------    -----------
  End of year                   $5,935,512    $25,854,024    $1,464,119   $ 8,099,315    $ 6,074,393
                                ==========    ===========    ==========   ===========    ===========


                                        1994
  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)

                                  Vanguard                 International   International
                                 Wellington     Met Life   U.S. Treasury     Growth         Employee
                                    Fund          Fund          Bond        Portfolio       Loan Fund
Investments Income:
  Interest & other dividends    $  499,208    $  313,483    $    7,543     $    9,956     $   150,643

Net appreciation
(depreciation) in fair value
investments                       (565,510)      -----         (10,181)       (35,484)        -----

Contributions:
  Employees                      1,603,153       -----          16,371         49,930         -----
  Employer                         589,207       -----           6,313         19,258         -----
                                ----------    ----------    ----------     ----------     -----------
Total additions                  2,126,058       313,483        20,046         43,660         150,643

Administrative expenses             (9,544)       (2,057)          (59)          (209)             (7)

Withdrawals, distributions
  and forfeitures               (1,418,961)     (392,685)      -----          (11,265)       (205,868)

Transfers in (out), net            459,184    (8,466,746)      298,218        753,761         219,890
                               -----------    ----------    ----------     ----------     -----------

Net increase (decrease)          1,156,737    (8,548,005)      318,205        785,947         164,658
                               -----------    ----------    ----------     ----------     -----------
Net assets available for
plan benefits:

  Beginning of year             10,435,712     8,548,005       -----          -----         2,268,628
                               -----------    ----------    ----------     ----------     -----------
  End of year                  $11,592,449    $  -----      $  318,205     $  785,947     $ 2,433,286
                               ===========    ==========    ==========     ==========     ===========


6. As of December 31, 1996, the number of participants in each investment fund was as follows:

    Participants
        1667     Thomas and Betts Stock Fund
        2267     Vanguard Money Market Reserves-Federal Portfolio
         480     Vanguard Short-Term Federal Bond Fund
        1879     Vanguard Index 500 Portfolio
        1555     Vanguard World Fund - U.S. Growth Portfolio
        2400     Vanguard Wellington Fund
        1004     Employee Loan Fund
         329     Intermediate U.S. Treasury Bond Fund
         716     International Growth Portfolio
         140     Vanguard Windsor Fund
         344     Vanguard Windsor II Fund
         159     Vanguard Index Small Cap Portfolio
         211     Vanguard Investment Contract Trust

    The total number of participants in the Plan was less than the total participants shown above because many were participating in more than one fund.

7. The Corporation's contributions vest at the end of each year starting with the second year of credited service, at the rate of 25% each year. A participant in the Plan whose employment terminates for any reason before his or her death, attainment of age 60, or total and permanent disability is entitled to receive the vested portion, plus earnings thereon, of his or her Employer Contribution Account. The nonvested portion of the Employer Contribution Account will be forfeited and retained in the Plan to reduce future contributions to be made by the Corporation to the Plan. Subject to an amendment adopted during 1996 (note 3), the nonvested portion of the employer's contribution may be restored to a terminated participant if he/she is reemployed prior to a five-year period of separation of service. A participant is entitled to receive 100% of his or her own contributions plus earnings thereon. Employees of FL Industries, Inc. hired prior to July 1, 1992 have a 100% nonforfeitable right to the amounts in their accounts attributable to transferred contributions from the FL Industries, Inc. Investment and Savings Plan and shall at all times have a 100% nonforfeitable right to the amount in their Employer Contribution accounts.

    The Board of Directors of the Corporation may terminate the Plan, in whole or in part, or permanently discontinue contributions thereunder for any reason at any time. In the case of such termination or permanent discontinuance of contributions thereunder, the participants become fully vested in their accounts.

8. The Internal Revenue Service has issued a determination letter to the effect that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 and is exempt from income tax under
    Section 501(c). The Plan has been amended since receiving the determination letter and a new determination letter has been received indicating that the amendments are in compliance with the applicable requirements of the Internal Revenue Code.

9. Under the present Federal income tax laws and regulations, participants and their beneficiaries are not taxed at the time contributions are made by the Corporation under the Plan, although the Corporation will receive an immediate income tax deduction in the amount of such contribution.
    All earnings of the Trust Fund, realized and unrealized, are not taxable to any participant or his beneficiaries except upon a distribution by the Trust Fund.

    If a participant makes a withdrawal, generally the entire amount distributed to the withdrawing participant will be taxable to him as ordinary income. If an employee's participation in the Plan terminates, there are a number of distribution alternatives available depending upon age and vested account balance. To the extent that a distribution consists of the Corporation's securities, the portion of the distribution representing contributions to the Plan will be taxable at the time of the distribution as ordinary income while the portion of the distribution representing any unrealized appreciation in the value of the Corporation's securities will not be taxable until disposition of such shares. The participant or his beneficiaries may be able to elect to have the ordinary income portion of the distribution taxed at special rates which in most cases will be lower than the applicable ordinary income tax rates. If the participating employee has not participated in the Plan for five or more years before the year in which his or her participation terminates, the special election will not be available to the participant or his or her beneficiaries, except in the case of termination due to the participant's death.

                                                                 Schedule 1

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN

                         Schedule of Investment Assets

                          Year ended December 31, 1996



Identity of Issue                     Description        Cost      Fair value

   Equity Securities

Thomas & Betts Corporation
   common stock                     592,945 shares  $  6,720,066  $  8,722,214

   Mutual Funds

Vanguard Wellington Fund           980,671 units     22,475,964     25,644,550
VMMR Federal Portfolio          26,480,113 units     26,480,113     26,480,113
Intermediate U.S. Treasury
   Bond Fund                        94,554 units        990,458        985,252
Vanguard Index 500 Portfolio       264,641 units     13,975,150     18,302,565
Short-Term Federal Bond Fund       157,946 units      1,607,919      1,596,835
Vanguard U.S. Growth Fund          652,596 units     12,351,807     15,492,625
International Growth Portfolio     176,690 units      2,736,269      2,908,313
Vanguard Windsor Fund               35,026 units        528,857        581,081
Vanguard Windsor II Fund           161,978 units      3,492,544      3,859,945
Vanguard Index Small
   Cap Portfolio                    27,935 units        523,475        565,128


   Total mutual funds           29,032,150           85,162,556     96,416,407

   Loan Fund

Participant loans             Interest rate range
                              7.00% to 11.00% with
                              maturity date range
                              January 10, 1997 to
                              December 24, 2001       3,512,970      3,512,970


   Guaranteed Investment
   Contracts
Vanguard Investment Contract
   Trust at contract value      1,556,422 units       1,556,422      1,556,422

   Total investments                                $96,952,014   $110,208,013


See accompanying independent auditors' report.


                                                                 Schedule 2

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN

                            Reportable Transactions

                          Year ended December 31, 1996

                                                   Total
Description of                     Number of      Purchase        Selling         Gain/
   Security                      Transactions    Price/Cost        Price          (Loss)
Purchases:
   Thomas & Betts stock               132       $ 4,729,476    $         -     $        -
   Vanguard Wellington Fund           147        14,733,897              -              -
   VMMR Federal Portfolio             235        16,203,660              -              -
   Vanguard Index 500
     Portfolio                        184         9,387,418              -              -
   Vanguard U.S. Growth Fund          185         8,337,759              -              -
   Vanguard Windsor II Fund            10         3,999,044              -              -
                                                -----------    -----------     ----------
                                                $57,391,254    $         -     $        -

Sales:
   Thomas & Betts stock               169       $ 3,146,803    $ 3,461,730     $  314,927
   Vanguard Wellington Fund           220         6,407,239      7,160,093        752,854
   VMMR Federal Portfolio             233        14,902,913     14,902,913              -
   Vanguard Index 500
     Portfolio                        211         4,605,219      5,285,954        680,735
   Vanguard U.S. Growth Fund          201         4,079,093      4,838,878        759,785
   Vanguard Windsor II Fund            85           506,499        535,773         29,274
                                                -----------    -----------     ----------
                                                $33,647,766    $36,185,341     $2,537,575
                                                ===========    ===========     ==========

See accompanying independent auditors' report.





INDEPENDENT AUDITORS' REPORT


The Investment Plan Committee
Thomas & Betts Corporation

We have audited the financial statements of Thomas & Betts Corporation Employees' Investment Plan as listed in the accompanying index. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas & Betts Corporation Employees' Investment Plan at December 31, 1996, and 1995, and the results of its operations and changes in plan equity for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                  KPMG PEAT MARWICK LLP


Memphis, Tennessee
June 6, 1997




                                  SIGNATURES


     The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                  THOMAS & BETTS CORPORATION
                                  EMPLOYEES' INVESTMENT PLAN



Date: June 25, 1997               By: /s/Fred R. Jones
                                      Fred R. Jones
                                      Vice President - Finance & Treasurer





Date: June 25, 1997               By: /s/Jerry Kronenberg
                                      Jerry Kronenberg
                                      Vice President - General Counsel